STATEMENT OF INVESTMENTS

Dreyfus New York Tax Exempt Bond Fund, Inc.

February 28, 2007 (Unaudited)

Long-Term Municipal Investments--99.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--95.0%				
Albany Industrial Development Agency, LR (New York Assembly Building Project)	7.75	1/1/10	490,000	520,174
Battery Park City Authority, Revenue	5.25	11/1/18	10,000,000	10,887,200
Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home and Affiliates Life Care Community, Inc. Project)	6.00	2/1/28	1,500,000	1,546,395
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/39	5,750,000	5,942,567
Long Island Power Authority, Electric System General Revenue	5.38	5/1/11	8,000,000 [a]	8,553,440
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/25	10,000,000	10,786,900
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.25	12/1/14	16,000,000	17,746,080
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	5/1/18	15,000,000	16,396,800
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	9/1/25	28,765,000	31,080,582
Metropolitan Transportation Authority, Commuter Facilities Revenue (Insured; FGIC)	6.00	7/1/08	9,000,000 [a]	9,284,130
Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA)	5.25	11/15/25	8,500,000	9,091,175
Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA)	5.50	7/1/24	10,000,000	10,849,500
Monroe Tobacco Asset Securitization Corp., Tobacco Settement Asset-Backed Bonds	6.63	6/1/10	500,000 [a]	550,445
Municipal Assistance Corporation for the City of New York, Revenue	6.25	7/1/07	14,455,000	14,868,413
Nassau County Industrial				

Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	12,750,000	13,357,665
New York City	7.25	8/15/07	210,000	213,473
New York City	7.25	8/15/07	1,290,000	1,310,563
New York City	5.80	8/1/11	190,000	190,314
New York City	5.50	6/1/13	870,000 [a]	959,532
New York City	5.25	8/1/15	10,170,000	10,995,906
New York City	5.00	11/1/18	14,555,000	15,582,437
New York City	5.00	11/1/19	10,000,000	10,692,200
New York City	5.00	8/1/22	10,000,000	10,774,400
New York City	5.50	6/1/23	130,000	141,859
New York City	5.25	8/15/25	7,475,000	8,085,184
New York City	5.25	8/15/26	8,750,000	9,458,400
New York City (Insured; AMBAC)	5.75	8/1/12	1,355,000 [a]	1,497,722
New York City (Insured; AMBAC)	5.75	8/1/16	3,645,000	4,012,890
New York City (Insured; MBIA)	5.25	5/15/18	11,000,000	11,997,480
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project)	5.00	7/1/27	1,000,000	1,064,010
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.00	12/1/28	5,075,000	5,103,826
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/36	10,000,000	10,776,900
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC)	5.00	3/1/31	31,900,000	34,362,999
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	12,500,000	15,454,125
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.50	6/15/10	13,490,000 [a]	14,414,605
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.75	6/15/07	13,000,000 [a]	13,209,430
New York City Transitional Finance				

Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/27	10,000,000	10,855,900
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	8/15/09	5,000,000 a	5,301,250
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	8/15/09	1,000,000 a	1,066,100
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/23	10,000,000	10,806,300
New York City Transitional Finance Authority, Future Tax Secured Revenue	0/14.00	11/1/29	9,000,000 b	7,532,190
New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC)	6.00	8/15/09	5,000,000 a	5,330,500
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/10	675,000 a	741,622
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/35	325,000	347,890
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	10,000,000	11,765,700
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	33,625,000	41,573,277
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	10,000,000 a	10,767,300
New York State Dormitory Authority, Mortgage Nursing Home Revenue (Menorah Campus, Inc.) (Insured; FHA)	6.10	2/1/37	8,300,000	8,480,525
New York State Dormitory Authority, Revenue	8.64	5/15/11	19,900,000 c,d	21,536,874
New York State Dormitory Authority, Revenue (City University System) (Insured; FGIC)	5.63	7/1/16	9,120,000	10,255,349
New York State Dormitory Authority, Revenue (City University System) (Insured; FSA)	5.50	7/1/09	10,000,000 a	10,522,600
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/19	16,530,000	18,158,536
New York State Dormitory				

Authority, Revenue (Columbia University)	5.00	7/1/20	7,920,000	8,690,458
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/21	10,000,000	10,956,300
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/23	10,255,000	11,193,538
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	10,000,000	10,817,200
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	18,000,000	19,267,380
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA)	5.75	7/1/20	3,000,000	3,564,240
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	2/15/21	10,150,000	10,918,659
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/25	6,105,000	6,774,780
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,000,000	3,052,350
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,000,000	3,052,350
New York State Dormitory Authority, Revenue (New York University Hospitals Center)	5.00	7/1/22	5,000,000	5,238,350
New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA)	5.50	11/1/13	2,625,000	2,901,727
New York State Dormitory Authority, Revenue (Rockefeller University)	5.00	7/1/32	18,505,000	19,486,135
New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA)	5.38	10/1/22	31,000,000	33,583,850
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/11	100,000	108,226

New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,180,000	1,294,377
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,730,000	1,897,343
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	11,010,000	11,961,704
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/10	2,000,000 [a]	2,149,960
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/16	4,000,000	4,635,720
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.50	5/15/13	100,000	108,851
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	7.99	5/15/13	12,900,000 [c,d]	14,041,908
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.25	5/15/15	5,000,000	5,495,300
New York State Dormitory Authority, Revenue (Winthrop University Hospital Association)	5.50	7/1/32	1,000,000	1,061,370
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/13	8,150,000 [a]	8,762,635
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.05	3/15/13	500,000 [a]	538,935
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	7,370,000 [a]	8,072,951
New York State Dormitory Authority, Third General Resolution Revenue (State University Educational Facilities Issue) (Insured; MBIA)	5.25	11/15/12	10,000,000	10,825,900
New York State Energy Research and				

Development Authority, PCR (Central Hudson Gas and Electric Corp. Project) (Insured; AMBAC)	5.45	8/1/27	9,000,000	9,435,150
New York State Environmental Facilities Corp., State Water and Drinking Revolving Funds (New York City Municipal Water Finance Authority Project)	5.25	6/15/20	13,745,000	14,805,152
New York State Housing Finance Agency, Health Facilities Revenue	6.00	5/1/08	10,000,000	10,168,200
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	160,000	163,786
New York State Mortgage Agency, Homeowner Mortgage Revenue	7.77	10/1/10	2,760,000 [c,d]	2,825,288
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	190,000	194,522
New York State Mortgage Agency, Homeowner Mortgage Revenue	8.07	10/1/12	4,810,000 [c,d]	4,924,478
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.80	10/1/28	8,560,000	8,663,062
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.85	10/1/28	3,215,000	3,292,449
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	4/1/29	9,390,000	9,551,884
New York State Power Authority, Revenue and General Purpose	5.00	11/15/19	17,210,000	18,356,358
New York State Power Authority, Revenue and General Purpose	5.00	11/15/21	10,500,000	11,102,385
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	5.25	4/1/07	1,450,000 [a]	1,481,015
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	6.00	4/1/07	2,800,000 [a]	2,861,768
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	6.00	4/1/07	3,800,000 [a]	3,883,828
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Revenue (Insured; AMBAC)	5.00	4/1/19	11,000,000	12,000,230
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation) (Insured; FSA)	5.00	3/15/20	27,965,000	30,222,055
New York State Urban Development Corp., Corporate Purpose Senior Lien Revenue	5.50	7/1/08	960,000 [a]	983,693
New York State Urban Development Corp., Corporate Purpose				

Senior Lien Revenue	5.50	7/1/16	9,040,000	9,234,450
New York State Urban Development Corp., State Facilities Revenue (Insured; MBIA)	5.70	4/1/20	20,000,000	23,198,400
New York State Urban Development Corp., State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/22	7,520,000	8,145,138
New York State Urban Development Corp., State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/23	8,175,000	8,841,916
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	2,500,000	2,633,725
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/21	3,595,000	3,860,958
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/22	3,770,000	4,040,611
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/25	3,365,000	3,594,291
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/28	4,155,000	4,423,039
Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project)	9.00	10/1/07	1,200,000	1,239,756
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project)	5.70	1/1/28	4,600,000	4,701,476
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	15,000,000	18,445,200
Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,244,365
Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series)	5.00	9/1/33	10,000,000	10,612,800
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project)				

(Insured; MBIA)	6.25	12/1/13	6,000,000	6,807,300
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/14	10,000,000	11,532,000
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue (Insured; AMBAC)	5.00	10/15/29	23,495,000	25,113,571
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue (Insured; MBIA)	5.25	10/15/18	30,000,000	33,023,700
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/20	10,000,000	10,894,800
Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project) (Insured; FHA)	6.20	2/1/37	6,000,000	6,130,920
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/12	18,635,000 a	20,207,235
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.38	1/1/16	7,500,000 a	8,442,600
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.25	11/15/19	11,065,000	11,943,340
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	10,540,000 a	12,478,517
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.13	11/15/29	10,000,000	10,605,700
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.75	7/15/12	19,910,000 a	21,929,870
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/42	16,230,000	16,760,234
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/28	1,800,000	1,813,806
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.13	6/1/38	1,000,000	1,008,830
U.S. Related--4.5%				
Puerto Rico Commonwealth, Public Improvement	6.00	7/1/07	5,000,000 a	5,115,150

Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/10	500,000	529,555
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	8.02	7/1/10	9,600,000 [c,d]	10,167,408
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	3,000,000	3,499,380
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/22	4,750,000	5,152,230
Puerto Rico Highways and Transportation Authority, Highway Revenue	0.00	7/1/27	22,625,000 [e]	9,245,933
Puerto Rico Highways and Transportation Authority, Transportation Revenue	5.50	7/1/24	5,500,000 [e]	6,377,800
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.21	7/1/38	2,000,000 [c,d]	2,055,850
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	5,000,000	5,358,600
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.50	7/1/28	6,225,000	7,551,423
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	1,000,000	1,090,340
Total Long-Term Municipal Investments (cost $1,194,014,713)				**1,255,221,651**

Short-Term Municipal Investments--1.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
New York City (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.60	3/1/07	4,200,000 [f]	4,200,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Citibank NA)	3.60	3/1/07	4,600,000 [f]	4,600,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.60	3/1/07	1,200,000 [f]	1,200,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.61	3/1/07	1,000,000 [f]	1,000,000

New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Dexia Credit Locale)	3.60	3/1/07	3,470,000 f	3,470,000
New York State Dormitory Authority, Revenue (Oxford University Press Inc.) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.65	3/1/07	4,205,000 f	4,205,000
Total Short-Term Municipal Investments (cost $18,675,000)				**18,675,000**
Total Investments (cost $1,212,689,713)			**101.0%**	**1,273,896,651**
Liabilities, Less Cash and Receivables			**(1.0%)**	**(12,385,229)**
Net Assets			**100.0%**	**1,261,511,422**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $55,551,806 or 4.4% of net assets.

d   Collateral for floating rate borrowings.

e   Purchased on a delayed delivery basis.

f   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board

IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance